CODE OF ETHICS (COE)
IAAR 204A-1 requires all IAs registered with the SEC to adopt a COE that sets forth standards of conduct that reflect our fiduciary obligations and required compliance with federal securities laws. Additionally, ICAR 17j-1 requires IAs to an investment company registered under the ICA, like the BWQG to adopt a written COE provisions reasonably necessary to prevent its Access Persons from engaging in any conduct prohibited by ICAR 17j-1(b). See the Personal Trading and Outside Brokerage Accounts Section. This COE, and any amendment, must be approved by the board of directors of BWQG. ICAR 17j-1(c)(1)(ii). Pursuant to ICAR 17j-1(c)(2)(ii). No less frequently than annually, the firm must furnish to BWQG’s board of directors, and the board of directors must consider, a written report that:
(A) Describes any issues arising under the COE or procedures since the last report to the board of directors, including, but not limited to, information about material violations of the COE and sanctions imposed in response to the material violations; and
(B) Certifies that the firm has adopted procedures reasonably necessary to prevent Access Persons from violating the COE.
Unless specifically stated otherwise, this COE is applicable to all employees of the firm as defined at the start of this Manual. Employees will receive a copy of the Manual with this COE when hired and copies of amendments as they occur. Each employee will be required to attest at hiring and annually that they have received a copy of the Manual and COE. See Manual Acknowledgement Form.

A.STANDARDS OF CONDUCT
All employees of the firm are expected to:
•Place the interests of our clients first.
•Act with integrity, competence, diligence, respect, and in an ethical manner with the public, clients, prospective clients, co-workers, management, colleagues in the investment profession, and regulators.
•Use reasonable care and exercise independent professional judgment when engaging in the professional activities of the firm.
•Encourage others to behave in a professional and ethical manner that will reflect positively on themselves and the firm.
•Comply with applicable state and federal securities laws and promptly report to the CCO any suspected violations. Be proactive! If you see an opening for a potential problem, report it to the CCO.
Here are the do NOTs:
•Do not defraud our clients in any manner;
•Do not mislead a client, including by making a statement that omits material facts;
•Do not engage in any act, practice or course of conduct which operates as a fraud or deceit upon a client;
•Do not engage in any manipulative practice with our clients; and
•Do not engage in any manipulative practice with securities.
•

B.FIDUCIARY STANDARD
Fiduciary duties are imposed by operation of law because of the nature of the relationship between the two parties – advisers and clients.

An IA has an affirmative duty to act in the best interests of its clients (utmost good faith). As a fiduciary, an adviser is prohibited from overreaching or taking unfair advantage of a client’s trust and must avoid conflicts of interest. The IA must be sensitive to the possibility (conscious and unconscious) of providing conflicted advice. An IA may be disciplined even when there is no intent to injure a client and the client does not suffer a loss.
Obligations that flow from an adviser’s fiduciary duties include:
Full Disclosure of Material Facts. An IA has an obligation of full and fair disclosure of all facts material to the client’s engagement of the IA. An IA must disclose material facts to its clients whenever failure to do so would deceive, mislead, or operate as fraud upon any client.
Conflicts of Interest. Advisers must avoid conflicts of interest as much as possible. Conflicts which cannot be avoided must be disclosed. The disclosure must include all material facts regarding the conflict, or potential conflict, so that the client can make an informed decision whether to engage the IA.
Disciplinary Events and Financial Condition. The firm is required to disclose material facts about criminal, disciplinary, legal, and financial events.
Suitable Advice. IA’s must decide that the advice given to clients is suitable after making a reasonable inquiry into the client’s financial situation, investment experience and investment objective.
Reasonable Basis for Recommendations. An IA must ensure that adequate and accurate recommendations, representations, and projections are given to clients. The IA should have a reasonable, impartial, and independent basis for the recommendation, not simply rely upon information provided by a third party.
Best Execution. Where an IA directs brokerage, it has an obligation to seek best execution of clients’ securities transactions. It must seek execution of transactions for clients in such a way that the client’s total cost or proceeds in each transaction is the most favorable under the circumstances. (See Best Execution section).
Proxy Voting. When authorized to vote client proxies, the IA must vote the proxies in the best interest of its clients and cannot subrogate the client’s interests to its own. (See Proxy Voting section).

C.GIFTS AND ENTERTAINMENT
The giving and receiving of gifts by employees of the firm may result in a conflict of interest. However, employees may give and receive business-related gifts and entertainment, if such gifts and entertainment are not of significant value, excessive or lavish. Employees are expected to perform in a manner that is consistent with the best interests of the adviser and its clients and shall not sway or be persuaded based on gifting or entertaining activities. These polices do NOT apply to gifts/entertainment between relatives.

1.DEFINITIONS
Gifts may include, but not limited to: merchandise (wine, food, books, flowers, gift cards for restaurants, electronic devices); use of facilities or property for trips/dinners (including transportation and lodging costs); or any other item of significant value.
Marketing items such as pens, folios, bags, coffee mugs or clothing items with a company's logo and gifts of less than significant value may be accepted without the CCO's approval.

Entertainment is only entertainment if a representative of the company offering/providing the entertainment is also attending the event (otherwise, it will be deemed to be a gift). Entertainment may include but not be limited to:
•meals;
•sports, musical, hunting or theatre events; and/or
•trips, conferences, or seminars (either local or out of town) for which the giver offers to pay for transportation, lodging, meals and/or event expenses.
For our purposes, gifts and entertainment will be considered of significant value if it exceeds $250.00 per person, per event.
Entertainment of less than significant value may be accepted without the CCO's approval.

2.PROCEDURES
Reporting and Approval:

Employees’ Receipt of Gifts or Entertainment – Employees must report their intent to accept gifts or entertainment over $250 (either one single gift, or in aggregate on an annual basis) from any person or entity that does or would like to do business with or on behalf of the firm (including clients and potential clients to the CCO by completing the Gift and Entertainment Log.
Employees’ Giving of Gift and Entertainment – Employees are prohibited from giving gifts or entertainment that may appear lavish or excessive, and must obtain approval to give gifts or entertainment in excess of $1,000 to any Client, Investor, prospect, or individual or entity that the firm does, or is seeking to do, business with. Employees should seek approval by completing Gift and Entertainment Log and sending to the CCO.
The CCO will review the logs quarterly.

3.PROHIBITIONS
No employee may give or accept cash gifts or cash equivalents (cash cards) to or from any person or entity that does or would like to do business with or on behalf of the firm (including clients and potential clients).
Employees are prohibited from giving anything of value to union officials; ERISA plan officers, directors, and/or employees; or domestic/ foreign government/regulatory officials and/or employees.
Bribes and kickbacks are criminal acts, strictly prohibited by law. Employees must not offer, give, solicit, or receive any form of bribe or kickback.

D.INSIDER TRADING[1]
1.DEFINITIONS
An Insider includes a company’s officers, directors, and employees, as well as, those who have a confidential relationship to the company. These would include, among others, a company's attorneys, accountants, consultants, bank lending officers, printers, and the employees of such organizations. The company must have an expectation that the outsider will keep the disclosed nonpublic information confidential and the relationship must imply such a duty before the outsider will be considered an insider.
1 §204A of IAA – Prevention of Misuse of Nonpublic Information.

Insider trading is:
•Buying or selling securities while in possession of material, non-public information
•Tipping which involves the disclosure of material, non-public information to friends, business associates, family members, and other "tippees"
•Securities trading by the person "tipped"
•Recommending the purchase or sale of securities based on material, non-public information
•Assisting someone who is engaged in any of the above activities
**Insider trading is a very broadly defined, ever changing and ILLEGAL! **
Material, Nonpublic Information is defined as any information that would influence a reasonable investor’s decision to buy or sell securities.
Material information often relates to, but is not limited to, a company’s dividend changes, changes in previously released earnings estimates, significant merger or acquisition proposals, earnings projections, management developments, significant new products or contracts, major litigation, liquidity issues, potential tender offers, advance news of a private investment in public company (PIPEs) and changes in debt ratings. Material information may also relate to the underlying market demand for that company’s securities. For example, information about a substantial order to purchase or sell the company’s stock. Assessments of materiality involve a highly fact-specific inquiry; no simple test exists to determine when information is material.
Nonpublic information is information that is not available to members of the general investing public, which means the information has not been disseminated broadly to investors in the marketplace. Information may be deemed “public” if it has been made available to the public through news reporting services, SEC filings or publications of general circulation.
Firm Inside Information is information about decisions the firm is making or actively contemplating making about securities transactions and holdings in client accounts.
If you have questions, please consult the CCO immediately.

2.PROCEDURES
The firm forbids any of its employees from trading, either personally or on behalf of others (including mutual funds, private accounts, family, or friends) on material, non-public information or communicating material, non-public information to others in violation of the federal securities laws.
Employees must report to the CCO all business, financial or personal relationships that may result in access to material, non-public information.
If an employee has any reason to believe they may have material, nonpublic information:
•They should report the matter immediately to the CCO, disclosing all information believed to be relevant. The CCO shall consult outside legal counsel, as appropriate.
•Do NOT buy or sell any security to which the information relates for ANY accounts.
•Do NOT communicate the information to anyone within or outside of the firm, other than the CCO.
•The CCO shall decide whether to add or remove the company from the firm’s restricted list.
•Secure the information.
Employees may use firm inside information to perform their ordinary business functions but may NOT disseminate this information to anyone outside of the firm. Employees may not use firm inside information to trade for the benefit of their personal accounts.

Restricted List. If the firm (via an employee) receives material non-public information, and for certain firm inside information, the CCO may require that a security not trade for specified time periods. The security will be designated as “restricted” by the CCO and added to the Restricted List. Employees are prohibited from trading any security on the restricted list for clients and personal accounts. Trading restrictions extend to options, rights or warrants relating to restricted securities and any securities convertible into restricted securities. The CCO will disseminate the Restricted List to employees, as it is updated. An employee may request in writing that a security be removed from the Restricted List.

3.OVERSIGHT
See the Personal Trading and Outside Brokerage Accounts section later in this Chapter.
The CCO will take reasonable steps to investigate possible misuse of material, non-public information by any employee. The need for and extent of the investigation will be determined by reasonable criteria including: the security, timing and/or nature of the transaction. The investigation will be documented.

4.SPECIAL CIRCUMSTANCES
Expert Networks. These are firms in the business of connecting clients, with persons who have special expertise in an area of interest. Experts can include academics, scientists, engineers, doctors, lawyers, suppliers, and professional participants in the relevant industry, including in some cases even former employees of the company of interest. The firm does not interact with or use Expert Networks.
**The use of an expert network must be pre-approved in writing by the CCO**
Private contact with public companies. Information received from company representatives during a conference call that is open to the investment community is public. However, information disclosed in any meeting or contact that is not open to the investment community, may cause issues.
All calls, contacts, or meetings with a member of an expert network or employee of a public company must be reported in writing to the CCO prior to the call, contact, or meeting.2 The CCO may provide employees with additional guidance for these interactions.

5.SANCTIONS
Penalties for trading on material nonpublic information are severe, both for the individuals involved and their employers. An employee of the firm who violates the insider trading laws may be subject to the penalties listed, even if he or she does not personally benefit from the violation. Penalties include: criminal sanctions (fines and/or imprisonment); regulatory sanctions (disgorgement and/or fines); and being permanently barred from securities industry. This is in addition to the termination of your employment.

E.PERSONAL TRADING AND OUTSIDE BROKERAGE ACCOUNTS
1.DEFINITIONS
Access Person is defined in the Terms and Abbreviations section. Our CCO has designated all employees as Access Persons. The CCO will maintain a list of Access Persons. See IAAR 204A-1 and ICAR 17j-1. Access Persons
Advisory Person:
2 Contacts include meals, parties, golf outings etc.

(i) Any director, officer, general partner or employee of the IA who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding, the purchase or sale of Covered Securities by BWQG, or whose functions relate to the making of any recommendations with respect to such purchases or sales; and
(ii) Any natural person in a control relationship to the IA who obtains information concerning recommendations made to BWQG with regard to the purchase or sale of Covered Securities by BWQG.
Approved Equity Holdings are defined as equity securities held in the BWM Focused Growth strategy at the time of the personal trade request (execution).
Beneficial ownership arises whenever an employee has a direct or indirect pecuniary interest and is defined very broadly. An employee has a “beneficial interest” not only in securities he or she owns directly, but also in securities held by:
•his or her spouse, minor children or relatives who live full time in his or her home (blood, marriage, or adoption),
•another person if the employee obtains benefits substantially equivalent to ownership (through any contract, understanding, relationship, agreement, or other arrangement) and
•certain types of entities that the employee controls or in which he or she has an equity interest (for example: trusts, partnerships, corporations.)
Covered Security: means a security as defined in section 2(a)(36) of the ICA, except that it does not include:
(i) Direct obligations of the Government of the United States;
(ii) Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; and
(iii) Shares issued by open-end funds.
Investment personnel means:
(i) Any employee of the IA who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities by BWQG.
(ii) Any natural person who controls the firm and who obtains information concerning recommendations made to BWQG regarding the purchase or sale of securities by BWQG.
Purchase or sale of a covered security includes, among other things, the writing of an option to purchase or sell a Covered Security.
Reportable accounts include any account (having the capability of holding/trading securities3) for which the employee has a “beneficial ownership” interest. This concept is broad and occurs whenever the employee has a direct or indirect pecuniary interest in the account.
Reportable security is a “security” as defined in section 202(a)(18) of the IAA. “Security” means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.
3 If the account can hold/ trade securities, whether it does or not, the account is considered reportable.

Exchange Traded Funds (ETFs) (both open ended and unit investment trust versions) are reportable securities.4
Reportable security does NOT include:
•Direct obligations of the Government of the United States;
•Bankers' acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;
•Shares issued by money market funds;
•Shares issued by open-end funds (mutual funds) other than reportable funds5;
•Shares of 529 Plans6; and
•Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are reportable funds.
Security held or to be acquired by BWQG means:
(i) Any Covered Security which, within the most recent 15 days:
(A) Is or has been held by BWQG; or
(B) Is being or has been considered by the firm for purchase by BWQG; and
(ii) Any option to purchase or sell, and any security convertible into or exchangeable for, a Covered Security.
Unlawful actions (ICAR 17j-1(b)). It is unlawful for any affiliated person of an IA to BWQG, in connection with the purchase or sale, directly or indirectly, by the person of a Security Held or to be Acquired by BWQG:
(1) To employ any device, scheme or artifice to defraud BWQG;
(2) To make any untrue statement of a material fact to BWQG or omit to state a material fact necessary in order to make the statements made to BWQG, in light of the circumstances under which they are made, not misleading;
(3) To engage in any act, practice or course of business that operates or would operate as a fraud or deceit on BWQG; or
(4) To engage in any manipulative practice with respect to BWQG.
Initial Public Offerings are defined as a registered offering of securities of a company under the Securities Act of 1933 (the “Securities Act”) that is not subject to the reporting publications under §13(a) or 15(d) of the Securities SEA34 of 1934 (the “Exchange Act”).
Limited Offerings include sales of equity securities in private placements under Section 4(2) of the SA33, as amended, or limited offerings under Section 4(5) of the SA33, as amended, or the safe harbors therefrom under Regulation D under the SA33.

2.REPORTING
Reportable Accounts. Employees must provide a Reportable Account Disclosure for each reportable account attesting that these are the only Reportable Accounts owned by the employee.
•Initial. No later than 10 days after they become an employee, and the information must be current as of a date no more than 45 days prior to the date the person became an employee.
•Annual. No later than February 14th of each year thereafter the employee must provide a Reportable Accounts Disclosure reflecting the accounts as of December 31st of the preceding year.
4 National Compliance Services, SEC No-Action Letter, 11/30/2005
5 Reportable funds are mutual funds for which the firm or a control affiliate acts as the IA or underwriter to the mutual fund.
6 WilmerHale, LLP, SEC No-Action Letter, 07/28/2010. This exclusion applies only if the IA or a control affiliate does not manage, distribute, market or underwrite the 529 Plan or the investments and strategies underlying the 529 Plan.

For every reportable security in any reportable account7:
Holdings Reports. Employees must provide an account statement for each reportable account attesting that the statements reflect all securities owned.
•Initial. No later than 10 days after they become an employee, and the information must be current as of a date no more than 45 days prior to the date the person became an employee.
•Annual. No later than February 14th of each year thereafter reflecting the accounts and holdings as of December 31st of the preceding year.
Transaction Reports. No later than 30 days after the end of each calendar quarter, employees must provide both duplicate statements for each Reportable Account and the Quarterly Transaction Report attesting that the statements reflect all reportable securities transactions for the prior quarter.
Statements. Employees must arrange for the firm to receive from the custodian account statements for the employee’s Reportable Accounts.
•If the account is managed by the firm, employees will not need to provide statements, as the firm will already have access to these accounts.
•The CCO may require and/or employees may arrange with the CCO to have their accounts held with the firm’s custodian(s), such that statements and data feed automatically to the firm.
Holdings Reports and Transaction Reports must be submitted even if there were no transactions for the period.
Exceptions from reporting requirements8. Employees need not submit:
•Any report with respect to securities held in accounts over which the employee has no direct or indirect influence or control;
•A transaction report with respect to transactions effected pursuant to an automatic investment plan;
Automatic investment plan means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan. The automatic investment plan must be pre-approved by the CCO before initiating. Any subsequent changes to the plan must also be pre-approved.

3.TRADING
APPROVED EQUITY HOLDINGS.
Employees are allowed to invest in the BWM Focused Growth strategy. Buys and sells of equities should be executed as part of a block trade, whenever possible, along with other accounts in the strategy including client accounts. In addition, buys or sells of Approved Equity Holdings may be executed as single trades (not part of a block) if there is an inflow or outflow of cash or to bring the position closer to the model weight.
Employees are prohibited from owning equities outside of those held in the BWM Focused Growth strategy, except for broad based ETFs.

PRE-APPROVAL OF CERTAIN INVESTMENTS.
7 These requirements also extend to any account, other than client accounts, over which the employee has discretionary authority (e.g., trustee, executor, power of attorney, etc.).
8 If you have only one access person (i.e., yourself), you are not required to submit reports to yourself or to obtain your own approval for investments in any security in an initial public offering or in a limited offering, if you maintain records of all of your holdings and transactions that this section would otherwise require you to report. IAAR 204A-1(d)

1)Employees must obtain the approval of the CCO before directly or indirectly acquiring beneficial ownership in any security in an initial public offering (IPO) or in a limited offering (private placement).

2)Employees must obtain the approval of the CCO before directly or indirectly buying/selling beneficial ownership in any reportable security with the exception of Approved Equity Holdings.

3)Approved Equity Holdings do not require pre-clearance if the Reportable Account is part of the Focused Growth strategy. The Reportable Account trades will be blocked with other accounts, including client accounts, within the Focused Growth strategy whenever possible.
The CCO may reject a proposed transaction for any reason and need not explain the reasoning to the requesting employee.

PERSONAL TRADING.
ETF’s (active or passive) that are broad-based (such as the S&P 500 Index or Russell 1000 Growth Index) do not require pre-clearance.
Employees will conduct personal securities transactions in a manner that avoids any actual or potential conflicts of interest and avoids even the appearance of unfairness or impropriety.
The firm reserves the right to require any employee to reverse, cancel or freeze (at the employee’s expense) any transaction or position in a specific security that the firm believes violates its policies or this Code or appears improper.
Any question concerning an Access Person’s personal securities trading will be resolved in favor of the interest of clients, even if this is at the expense of the Access Person’s interest.

PROHIBITED TRANSACTIONS.
•Employees may not trade, personally or on behalf of others (including client accounts), any security that is currently on the firm’s Restricted List, if a Restricted List is in use.
•See also the section on Insider Trading.

REVIEW.
The CCO shall review the submitted statements, holdings and transaction reports for accuracy, inconsistencies, insider trading issues and any other potential violations of this Manual. The MM is designated to review the CCO’s submitted statements, holdings and transaction reports. Please note that ICAR 17j-1(f) has recordkeeping requirements in addition to those found in the Books and Records Section of the Operations and Management Chapter.

F.POLITICAL CONTRIBUTIONS
IAAR 206(4)-5 only applies if the firm provides or is considering whether to provide investment advisory services to a Government Entity. Currently, the firm does not have any Government Entity clients, nor is it seeking such clients. If this policy changes, we will implement the necessary procedures to comply with IAAR 206(4)-5. Implementation of appropriate policies and procedures is vital because the IAAR provides that the firm may not receive compensation for providing IA services to a government entity for two years after the date a contribution to an official of the government entity that is made by the firm or any of its covered associates (including a person who becomes a covered associate within two years after the contribution is made).

Practice Note: Many states and localities have enacted similar or more stringent variations. Before entering this arena, the CCO will review the “pay to play” regulations applicable in each city, county and/or state in which it operates. For each government entity, the firm seeks as a client, the CCO will also review relevant legislation.

G.VIOLATIONS, DISCIPLINE AND WHISTLEBLOWING
This Manual does not address every possible situation that may arise, thus, employees are responsible for exercising good judgment, applying ethical principles, and reporting potential violations or violations of the Manual to the CCO.
Inconsistencies are to be reported to the CCO, unless the CCO is involved, in which case report to the firm’s MM. No employee will suffer retaliation based on good faith reporting. We use the term “inconsistencies” here because we explicitly want employees to report prior to a violation, if possible. Be proactive. If processes are lax, speak up. An issue cannot be addressed if we do not know about it.

If the CCO determines that a violation of the Manual has occurred, remedial or corrective action will be taken in consultation with management. The CCO, in consultation with the MM and outside counsel, will determine whether a violation of the firm's policies and procedures require reporting to one of the firm’s regulators Materials pertaining to the violation, the investigation and corrective action, will be retained.
The CCO in consultation with the MM will establish a disciplinary regime for addressing violations. Potential actions may include but not be limited to:

Warning	Withdrawal of privileges
Internal reprimand	Remedial training
Letter of censure	Enhanced supervision
Reverse trade	Suspension
Disgorgement of profit	Termination of employment
Fine

The firm encourages employees to report potential violations to the CCO or management. The firm will strive to maintain the confidentiality of reported violations, subject to applicable laws, regulations, or legal proceedings. The firm will not permit retaliation of any kind by, or on behalf of, the firm or an employee, against an individual for making good faith reports.
Nothing in this Manual or in any agreement that an employee signs with this firm prohibits an employee from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the SEC, the Congress, and any state regulator, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation. An employee does not need prior authorization from the firm to make any such reports or disclosures and is not required to notify the firm that they have made such reports or disclosures.